20008475

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

MAR 02 2020

Washington, DC

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxim Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Crossways Park Drive North, Suite 304

(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy — 212-895-3863

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP

(Name – *if individual, state last, first, middle name*)

201 Old Country Road, Ste 202	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD L. ROSE
Notary Public – State of New York
No.02RO5001838
Qualified In New York County
My Commission Expires 9/14/2022

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIM GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2019

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

Report of Independent Registered Public Accounting Firm

To the Members of
Maxim Group LLC
New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Maxim Group LLC's management. Our responsibility is to express an opinion on Maxim Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Maxim Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
We have served as Maxim Group LLC's auditor since 2002.
Melville, NY
February 27, 2020

Other locations: 280 Madison Avenue, Suite 705, New York, NY 10016

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents		$ 15,554,819
Deposit with clearing brokers		505,000
Receivables from broker-dealers and clearing organizations		5,945,883
Securities owned, at fair value		7,508,844
Employee forgivable loans		704,536
Prepaid expenses		402,936
Goodwill		2,946,806
Right-of-use assets - operating leases		6,279,027
Security deposits and other assets		410,646
Furniture and office equipment	$ 35,928	
	35,928	
Less accumulated depreciation	(16,767)	
Total property and equipment		19,161
Total assets		$ 40,277,658

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 5,886,837
Accounts payable, accrued expenses, and other liabilities	12,337,660
Lease liabilities - operating leases	6,469,266
Subordinated borrowings	1,500,000
	26,193,763
Members' equity	14,083,895
Total liabilities and members' equity	$ 40,277,658

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker. The Company's main office is located in New York City, New York, and it has offices in various other states.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has forty-two non-equity members. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

RECEIVABLES

Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable. All receivables are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 6.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. Pursuant to the provisions of this ASU, management now performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by generally accepted accounting principles.

Management now first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the Statement of Income.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's federal, New York State, New York City, Massachusetts, Florida, Minnesota, Vermont, and Pennsylvania income tax returns prior to 2016, as well as the New Jersey, Texas and California income tax returns prior to 2015 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES (continued)

Management believes that the Company's Illinois income tax returns prior to 2017 are no longer subject to examination, based on initial filing of returns and the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 27, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 4: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 4,561,157	$ -
Fees and commissions receivable	1,384,726	-
Total	$ 5,945,883	$ -

NOTE 5: SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2019 are listed in the following:

Subordinated note, 10.5 percent, due June 4, 2021	$1,500,000
	$1,500,000

The subordinated borrowings are with Pershing, LLC and are available in computing net capital under the SEC's Uniform Net Capital Rule. Pursuant to Appendix D of SEC Rule 15c3-1, and as stated in FINRA's approval letter dated December 6, 2018, the Company must obtain prior written approval of FINRA before any repayment of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the Agreement are not permitted, since such advances would constitute unauthorized prepayments.

The Company has to meet certain covenants in relation to the subordinated borrowings. As of December 31, 2019, the Company is in compliance with those covenants.

The approximate minimum payments are as follows:

Years Ended December 31,	Amounts
2020	$ -
2021	1,500,000
Total	$ 1,500,000

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 6: FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 6: FAIR VALUE - (Continued)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. The Company relies on the valuation control processes of its clearing broker to validate the fair value of the company's financial instruments measured at fair value, including any that may be derived from pricing models. It is management's belief that the valuation methods used by the clearing broker are appropriate and consistent with other market participants, however, the use of different methodologies or assumptions to determine the fair value of certain financial instructions could result in a different fair value measurement at the reporting date.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specified measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

All of the Company's securities are valued at the closing price reported in the active market in which the individual securities are traded.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
Corporate bonds, debentures, and notes	$6,126,518	$ -	$ -	$6,126,518
Corporate stocks	1,382,326	-	-	1,382,326
Totals	$7,508,844	$ -	$ -	$7,508,844

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 6: FAIR VALUE - (Continued)

Securities sold, not yet purchased:	Level 1	Level 2	Level 3	Total
State and municipal obligations	$ 145,921	$ -	$ -	$ 145,921
Corporate bond, debentures, and notes	4,495,879	-	-	4,495,879
Corporate stocks	1,245,037	-	-	1,245,037
Totals	$5,886,837	$ -	$ -	$5,886,837

NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2019 the Company's net capital of $9,146,392, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $8,146,392. In addition, the Company's tentative net capital before haircuts on securities at December 31, 2019 was $10,223,074.

NOTE 8: LEASES

The Company has adopted the provisions of ASC 842, *Leases*, during 2019, and has applied the lease guidance to the leases noted below as well as the leases discussed in Note 9. As a result, the Company recognized a right of use asset of $6,279,027 and a lease liability of $6,469,266, using a discount rate of 5%. The Company uses its incremental borrowing rate because the rate implicit in the leases cannot be readily determined. The Company's leases are classified as operating leases. In determining the right of use asset and related lease liability, the Company has not included any renewal options. Additionally, there are no residual value guarantees that the Company is subject to, and the leases do not provide any restrictions or covenants.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 8: LEASES – (Continued)

In applying the provisions of ASC 842, the Company has elected to exclude any leases with an original term of 12 months or less, or which had less than 12 months remaining on the lease term at the beginning of the year.

RED BANK, NEW JERSEY OFFICE
The Company leases an office in Red Bank, New Jersey from Wikoff Associates pursuant to a lease, which terminates effective June 30, 2024. The monthly rent payments are $7,600, plus any escalations as outlined in the original agreement.

AVENTURA, FLORIDA OFFICE
The Company leases an office in Aventura, Florida from Regus Management Group, LLC pursuant to a lease, which terminates effective June 30, 2020. The monthly rent payments are $3,220, plus any escalations as outlined in the agreement.

WEST PALM BEACH, FLORIDA
The Company leases an office in West Palm Beach, Florida from 105 South Narcissus Property LLC pursuant to a lease which terminates effective April 5, 2021. The monthly payments are $1,650, plus any escalations as outlined in the agreement.

SAN RAFAEL, CALIFORNIA OFFICE OPERATING LEASE
The Company leases an office in San Rafael, California from Regus Management Group, LLC, pursuant to a lease, which terminates on May 31, 2020. The monthly rent payments are $3,078, plus any escalations as outlined in the agreement.

EQUIPMENT LEASES
In addition, pursuant to various equipment leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments for office equipment and leased software. These agreements expire various dates through January 2024.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 8: LEASES – (Continued)

The approximate minimum lease payments are as follows:

Years Ended December 31,	Amounts
2020	$ 924,000
2021	295,000
2022	186,000
2023	92,000
2024	68,940
	1,565,940
Less: effects of discounting	171,697
Total	$ 1,394,243

NOTE 9: LEASES WITH RELATED PARTIES

WOODBURY, NEW YORK OFFICE OPERATING LEASE
The Company sub-leases its Woodbury office from Maxim Partners LLC, pursuant to a sublease agreement expiring December 31, 2024. The sublease calls for monthly payments of $24,000.

NEW YORK CITY, NEW YORK OFFICE OPERATING LEASE
The Company subleases its New York City office, including certain furniture, fixtures, equipment, and improvements from Maxim Partners LLC pursuant to a sublease agreement expiring June 30, 2021. The sublease called for monthly rent payments of $230,000 for 2019, $235,000 for 2020 and $240,000 for January through June 2021.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 9: LEASES WITH RELATED PARTIES – (Continued)

The approximate minimum lease payments for this lease are as follows:

Years Ended December 31,	Amounts
2020	$ 3,108,000
2021	1,728,000
2022	288,000
2023	288,000
2024	288,000
Total	5,700,000
Less: effects of discounting	624,977
Lease liability recognized	$ 5,075,023

NOTE 10: OTHER RELATED PARTY TRANSACTIONS

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 10: OTHER RELATED PARTY TRANSACTIONS – (Continued)

M VEST LLC

The Company has entered into an expense sharing agreement with M Vest LLC, a related entity through common ownership. Expenses shared include employee services, office space, legal services and other administrative expenses incurred in the normal course of business. This arrangement is pursuant to a written agreement between the parties.

NOTE 11: 401-K RETIREMENT PLAN

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company and a discretionary profit sharing contribution.

NOTE 12: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. There are currently no legal matters for which risk of loss to the Company is both probable and reasonably estimable as of December 31, 2019.

NOTE 13: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit exceeded federally insured limits by $15,520,130 at December 31, 2019.